SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 2)

T-NETIX, INC.

(Name of Subject Company)

T-NETIX, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

872597 10 9
(CUSIP Number of Class of Securities)

WAYNE A. JOHNSON II
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND CORPORATE SECRETARY
T-NETIX, INC.
2155 CHENAULT DRIVE, SUITE 410
CARROLLTON, TEXAS 75006
(972) 241-1535
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy To:

DARREL A. RICE
HAYNES AND BOONE, LLP
901 MAIN STREET, SUITE 3100
DALLAS, TEXAS 75202
(214) 651-5000

☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
Press Release

Introduction

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 3, 2004 by T-NETIX, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on February 23, 2004 (collectively, the “Statement”), relating to the tender offer by TZ Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of TZ Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $4.60 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated February 3, 2004, a copy of which is filed as Exhibit (a)(1) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Statement.

Item 9. Exhibits

     Item 9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description
(a)(10)	Press Release issued by T-NETIX, dated February 24, 2004, announcing the filing of Amendment No. 1 to Schedule 14D-9.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

T-NETIX, INC.
By:	/s/ Richard E. Cree
	Name:	Richard E. Cree
	Title:	Chief Executive Officer

Dated: February 24, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(10)	Press Release issued by T-NETIX, dated February 24, 2004, announcing the filing of Amendment No. 1 to Schedule 14D-9.